Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the 2010 annual consolidated financial statements, which we prepared in accordance with generally accepted accounting principles in Canada (GAAP), and the March 31, 2011 and September 30, 2011 interim consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS). Notes 2, 3 and 12 of our March 31, 2011 unaudited consolidated financial statements provide a description of our transition from GAAP to IFRS, including a detailed discussion regarding our significant accounting policies and the transition and selected annual IFRS disclosures. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 14, 2011, unless we indicate otherwise.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, and applicable Canadian securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results, including our quarterly earnings and revenue guidance; the impact of program wins or losses and acquisitions on our financial results and working capital requirements; anticipated expenses, capital expenditures, benefits or payments; our financial or operational performance; our expected tax outcomes; our cash flows and financial targets; and the effect of the global economic environment on customer demand.  Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may,” “will,” “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; dependence on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; variability of operating results among periods; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers; the challenges of managing changing commodity and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping of new programs, completing our restructuring activities or integrating our acquisitions; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; and  the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the SEC and our Annual Information Form filed with Canadian securities regulators.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions to original equipment manufacturers (OEMs) and service providers in the consumer, communications (comprised of enterprise communications and telecommunications), enterprise computing (comprised of servers and storage), and industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located around the world. We strive to align a network of suppliers in proximity to these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy with our suppliers, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which drives greater levels of efficiency and improved service levels throughout our customers’ supply chains.

We offer a full range of services to our customers including design, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers. In particular, we intend to invest in assets and resources to expand our design, engineering and after-market service capabilities and to grow our business in the industrial, commercial aerospace and defense, healthcare and green technology end markets, while continuing to pursue higher-value opportunities with existing customers. In 2010, we acquired Invec Solutions Limited (Invec) to enhance our after-market services offering and Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels) to enhance our healthcare offering. In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. (Brooks) to enhance our industrial offering.  We continue to seek acquisition opportunities in these areas to expand our revenue base and add capabilities specific to these markets.

Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 72% of revenue for the first nine months of 2011 (72% — year ended December 31, 2010). Our largest customer accounted for 18% of revenue for the third quarter of 2011 (20% — year ended December 31, 2010).  Revenue generated from our customers typically varies from period-to-period depending on the success in the marketplace of our customers’ products, changes in demand from the customers for the products we manufacture, and the extent and timing of new program wins, losses or replacement business from our customers, among other factors.

The products and services we provide serve a wide variety of end products, including smartphones; servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes; printer supplies; peripherals; and a range of industrial and green technology electronic equipment, including semiconductor equipment, solar panels and inverters.

We believe we are well positioned in the EMS industry, based on our financial strength, our services and capabilities, our operational performance and track record as one of the major global EMS companies. Our priorities include (i) growing revenue through both organic program wins and acquisitions, (ii) improving financial results, including operating margin and cash flow performance, (iii) developing and enhancing profitable relationships with leading customers across our strategic target markets, with a particular emphasis on growing our industrial, aerospace and defense, healthcare and green technology end markets, (iv) broadening the range of services we offer to our customers, and (v) growing our capabilities in services and technologies that can expand our revenue base beyond our traditional areas of EMS expertise. We believe that success in these areas will result in improved financial performance and enhanced shareholder value.

We established three-year financial targets at the beginning of 2010. These targets include achieving a compound annual revenue growth rate of 6% to 8%, and generating the following performance on various non-IFRS measures: annual operating margin of 3.5% to 4.0%, annual return on invested capital (ROIC) of greater than 20%, and annual free cash flow of between $100 million and $200 million.  The achievement of these targets is primarily dependent upon the strength of the economy, the success of our customers’ products in the marketplace, our revenue mix and magnitude of customer program bookings by end markets and the margin profile for the services we provide. With the size and mix of programs won in the consumer and server end markets from 2010, we expect to complete 2011 with annual revenue growth of approximately 11%, based on the mid-point of our fourth quarter revenue guidance. We also expect to achieve the annual targets for operating margin, ROIC and free cash flow as we complete 2011. While we drive towards achieving our three-year financial targets, the recent uncertainty in the global economy has reduced overall visibility to end-market demand.  As a result of this economic uncertainty, there are early indications that end-market demand for the first half of 2012 will be negatively impacted, which could negatively impact our ability to achieve our annual targets in 2012.

Our financial targets for operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies. Our management uses non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business and (iv) set management incentive targets. See “Non-IFRS measures” below.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, the revenue is volatile on a quarterly basis, the business environment is highly competitive, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting operating margins. The amount and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology for our customers’ products, frequent changes in preference by our customers’ customers, model obsolescence, and general volatility in economic conditions. This is particularly evident in high-volume markets such as the consumer end market, where product lifecycles tend to be the shortest and our customers’ customers can suddenly and significantly shift their preferences to other designs or technologies. The global economy and financial markets have recently become more uncertain and may negatively impact the operations of most EMS providers, including Celestica.

During the past several years, the EMS industry has experienced component shortages, which can delay production as well as all revenue relating to products using those components, and has resulted and may continue to result in us carrying higher levels of inventory and extending lead times. We procure substantially all of our component and materials pursuant to individual purchase orders issued by our customers which are generally short-term in nature. To date, we have not been materially impacted by these shortages.  Other external factors that could impact our business include natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate.  These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners.  These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

Our business is also affected by customers who will sometimes shift production between EMS providers for a number of reasons, including pricing concessions or their preference for consolidating their supply chain. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business or change the concentration of their EMS suppliers to better balance production risk. As we respond to our customers’ actions, these factors have impacted, and may continue to impact, among other items, our ability to grow revenue, our operating profitability, our level of capital expenditures and our cash flows.

Transition to IFRS:

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011.  Our unaudited interim consolidated financial statements for the three months ended March 31, 2011 were our first financial statements prepared under IFRS and include the significant accounting policies that we adopted for IFRS. We have retroactively applied IFRS to our comparative data and have included the reconciliations and descriptions of the effect of our transition from GAAP to IFRS in the notes of our unaudited interim consolidated financial statements for each quarter of 2011.  See notes 2 and 3 of our March 31, 2011 unaudited interim consolidated financial statements for a description of our adoption of IFRS and a detailed discussion regarding our significant accounting policies and the application of critical accounting estimates and judgements.

We have restated our 2010 comparative data throughout this document to reflect the adoption of IFRS, with effect from January 1, 2010 (Transition Date).  For the third quarter of 2010, our IFRS net earnings of $21.3 million were $14.1 million lower than under GAAP.  For the first nine months of 2010, our IFRS net earnings of $62.8 million were $7.6 million higher than under GAAP (full year 2010 — IFRS net earnings were $101.2 million, $20.4 million higher than under GAAP).  The most significant GAAP to IFRS adjustment to our consolidated statement of operations throughout 2010 related to the timing of recording restructuring charges.  Under IFRS, we deferred the recognition of restructuring charges until we announced the actions.  The most significant adjustment to our consolidated balance sheet related to the accounting for actuarial losses arising from pension and post-retirement benefit plans.  IFRS allows us to recognize on our consolidated balance sheet, as at the Transition Date, our cumulative actuarial losses previously unrecognized under GAAP through equity. In management’s view, this transition adjustment better reflects the economic position of our pension and post-retirement benefit plans than under GAAP.  Under IFRS as compared to GAAP, our deferred pension assets as at January 1, 2010 decreased by approximately $90 million and our pension liabilities increased by approximately $40 million, with a corresponding adjustment against equity of approximately $130 million.

Summary of Q3 2011

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Revenue	$1,546.5	$1,830.1	$4,650.0	$5,459.6
Gross profit	107.9	126.5	321.5	369.3
Selling, general and administrative expenses (SG&A)	65.0	61.9	183.4	194.9
Net earnings	21.3	50.2	62.8	125.9
Basic earnings per share	$0.09	$0.23	$0.27	$0.58
Diluted earnings per share	$0.09	$0.23	$0.27	$0.57

	December 31	September 30
	2010	2011
Cash and cash equivalents	$632.8	$586.1
Total assets	3,013.9	2,914.8

Revenue of $1.8 billion for the third quarter of 2011 increased 18% from $1.5 billion for the same period in 2010. Revenue from our industrial, aerospace and defense, healthcare and green technology end market increased 55%, consumer increased 27%, enterprise communications increased 22%, server increased 20%, and storage increased 6%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from acquisitions contributed approximately one-half of the revenue increase in our industrial, aerospace and defense, healthcare and green technology market. For the third quarter of 2011, enterprise communications and consumer were our largest end markets, representing 26% and 25% of revenue, respectively (25% and 24%, respectively — third quarter of 2010). Year-

over-year revenue for the third quarter from our telecommunications end market decreased 27%, reflecting primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture.

Our production and service volumes and revenue vary each period because of the impacts associated with the success in the marketplace of our customers’ products, changes in demand from the customer for the products or services we provide, program wins or losses with new, existing or disengaging customers, the transfer of programs among our facilities at our customers’ request, the timing and rate at which new programs are ramped, and the impact of seasonality for various end markets, among other factors.

Revenue and gross profit for the third quarter of 2011 increased 18% and 17%, respectively, from the third quarter of 2010. Gross margin as a percentage of revenue was 6.9% in the third quarter of 2011 compared to 7.0% in the same period in 2010.

SG&A for the third quarter of 2011 decreased $3.1 million, or 5%, from the same period in 2010, reflecting primarily lower foreign exchange losses.  SG&A for the third quarter of 2010 included $4.5 million of foreign exchange losses that we recorded under IFRS, as compared to GAAP, to reflect unfavorable changes in foreign exchange rates on the net pension liabilities we recorded on transitioning to IFRS.

Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible manufacturing and office employees, sales incentive plans and equity-based incentives, such as stock options, performance share unit (PSU) and restricted share unit (RSU) awards.  See “Stock-based compensation” below. The amount of variable compensation expense will change each period based on the level of achievement of pre-determined performance goals or financial targets. Variable compensation expense also includes our mark-to-market adjustments for cash-settled equity-based awards.

Net earnings for the third quarter of 2011 of $50.2 million were $28.9 million higher than in the third quarter of 2010 reflecting primarily improved operating earnings and lower restructuring charges.

Free cash flow for the third quarter of 2011 improved sequentially primarily as a result of our improved working capital performance, particularly inventory. Our balance sheet remains strong. Our cash flows during 2010 and 2011 have been negatively impacted as we funded higher levels of working capital and investments to support growth. We have a short-term arrangement with a customer whereby inventory on hand, in excess of previously agreed levels, will be funded by that customer through cash deposits.  These deposits are short-term in nature and are generally repaid in 2 to 3 months.  At September 30, 2011, we had a deposit of $100.0 million from that customer (June 30, 2011 — deposit of $83.0 million) which is repayable in November 2011.  The amount and timing of each deposit is negotiated between our customer and us, and there can be no assurance that we will be successful in negotiating future deposits.  We expect the dollar amount of these deposits to decline going forward. We record these cash deposits in accounts payable (A/P). We also utilized our accounts receivable (A/R) sales program for short-term liquidity and had sold $100.0 million of A/R at September 30, 2011 (June 30, 2011 — $120.0 million). We had $586.1 million in cash and cash equivalents at September 30, 2011, after repaying the $45.0 million we borrowed in June 2011 to fund a portion of our semiconductor equipment contract manufacturing acquisition.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q10		2Q10		3Q10		4Q10		1Q11		2Q11		3Q11
Cash cycle days:
Days in A/R	49		46		46		42		45		42		40
Days in inventory	45		43		46		42		50		53		52
Days in A/P	(61)		(57)		(57)		(55)		(64)		(60)		(56)
Cash cycle days	33		32		35		29		31		35		36
Inventory turns	8.1	x	8.4	x	8.0	x	8.7	x	7.4	x	6.8	x	7.0	x

	2010				2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30

Amount of A/R sold (in millions)	$30.0	$50.0	$50.0	$60.0	$60.0	$120.0	$100.0

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in A/P is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory.  These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.  Our transition from GAAP to IFRS did not impact the calculation of our performance indicators.

Cash cycle days for the third quarter of 2011 increased by 1 day to 36 days compared to the same period in 2010. Days in A/R decreased by 6 days while days in inventory increased by 6 days compared to the same period in 2010. The year-over-year improvement in A/R days primarily reflects a higher amount of A/R sold and higher revenue in the third quarter of 2011 compared to the third quarter of 2010. The year-over-year increase in inventory days primarily reflects the higher inventory levels to support revenue growth and increases in the required inventory to support one of our largest customers.  Our acquisition of the semiconductor equipment contract manufacturing operations of Brooks in June 2011 also increased inventory by 1 day. Cash cycle days for the third quarter of 2011 increased by 1 day compared to the second quarter of 2011. Days in A/R decreased by 2 days from the second quarter of 2011 reflecting continued strong collection efforts.  Days in inventory decreased by 1 day sequentially from the second quarter of 2011, reflecting the lower levels of inventory.  Days in A/P decreased by 4 days compared to the second quarter of 2011 reflecting a lower level of inventory purchases and the timing of payments.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

Our 2010 annual consolidated financial statements and MD&A outline our accounting policies under GAAP and the estimates that were critical to the understanding of our business and to our results of operations.  On January 1, 2011, with the adoption of IFRS, we updated our critical accounting policies and estimates.  See notes 2 and 3 of our March 31, 2011 unaudited interim consolidated financial statements for a description of our adoption of IFRS and a detailed discussion regarding our significant accounting policies and the application of critical accounting estimates and judgments.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and costs associated with, new program ramps; volumes and, in certain of our end markets, seasonality of business; price competition; the mix of manufacturing or service value-add;

capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of acquisitions and related integration costs.

As described above, our operations may also be affected by unforeseen natural disasters and by other local risks present in the jurisdictions in which we operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration of their EMS providers, mergers and consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS competitors are part of the competitive nature of our industry.  Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location.  Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network.  Our operating results for each period include the impacts associated with program wins or losses with new, existing or disengaging customers.   The volume of, profitability of or the location of new business awards will vary from period-to-period and from program-to-program.  Significant period-to-period variations can also result from the timing of new programs reaching full production, existing programs being fully or partially transferred internally or to a competitor and programs reaching end-of-life.

The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.0	93.1	93.1	93.2
Gross profit	7.0	6.9	6.9	6.8
SG&A	4.2	3.4	3.9	3.6
Research and development costs	—	0.2	—	0.2
Amortization of intangible assets	0.3	0.2	0.3	0.2
Other charges	1.0	(0.2)	0.8	0.1
Finance costs, net	0.1	0.1	0.1	0.1
Earnings before income tax	1.4	3.2	1.8	2.6
Income tax expense	0.0	0.5	0.4	0.3
Net earnings	1.4%	2.7%	1.4%	2.3%

Revenue:

Revenue of $1.8 billion for the third quarter of 2011 increased 18% from $1.5 billion for the same period in 2010. Revenue from our industrial, aerospace and defense, healthcare and green technology end market increased 55%, consumer increased 27%, enterprise communications increased 22%, server increased 20%, and storage increased 6%. These revenue increases were primarily due to new program wins with existing and new customers and from acquisitions. Revenue from acquisitions contributed approximately one-half of the revenue increase in our industrial, aerospace and defense, healthcare and green technology market. For the third quarter of 2011, enterprise communications and consumer were our largest end markets, representing 26% and 25% of revenue, respectively (25% and 24%, respectively — third quarter of 2010). Year-over-year revenue for the third quarter from our telecommunications end market decreased 27%, reflecting primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture.

Revenue for the first nine months of 2011 increased 17% from the same period in 2010.  Revenue from our industrial, aerospace and defense, healthcare and green technology end market increased 37% (of which over one-third was due to acquisitions), server increased 35%, enterprise communications increased 26%, consumer increased 15%, and storage increased 4%.  These increases were primarily due to new program wins with existing and new customers and improved demand.  These increases were partially offset by a 15% decrease in revenue from our telecommunications end market, reflecting primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	2010					2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter
Consumer	28%	26%	24%	24%	25%	26%	25%	25%
Enterprise Communications	22%	24%	25%	24%	24%	25%	25%	26%
Telecommunications	14%	13%	14%	12%	13%	11%	9%	8%
Storage	14%	12%	12%	12%	12%	12%	11%	11%
Servers	12%	14%	13%	17%	14%	15%	17%	14%
Industrial, Aerospace and Defense, Healthcare and Green Technology	10%	11%	12%	11%	12%	11%	13%	16%
Revenue (in millions)	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$6,526.1	$1,800.1	$1,829.4	$1,830.1

Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers’ products, changes in demand from the customer for the products we manufacture, seasonality in certain of our end markets, the mix and complexity of the products or services provided, the timing of receiving components and materials, the impact associated with program wins or losses with new, existing or disengaging customers and shifts of programs among our facilities at our customers’ request, and the timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of storage and servers) end markets for a substantial portion of our revenue.  We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

We have historically experienced some seasonality effects on revenue, with our enterprise computing and communications infrastructure products and services decreasing from the fourth quarter of a year to the first quarter of the following year. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

Our consumer end market represented 25% of total revenue for the third quarter of 2011 (third quarter of 2010 — 24%). Approximately three-quarters of our consumer business was generated by one smartphone customer. We continue to win new programs in consumer which resulted in a 27% year-over-year increase in revenue dollars compared to the third quarter of 2010.  The year-over-year increase in consumer revenue as a percentage of total revenue for the third quarter of 2011 compared to the same period in 2010 reflects new program wins from existing and new customers as well as the change in overall mix of products and services we provided this quarter. Business in the consumer end market and, in particular, smartphones, is highly competitive and characterized by shorter product lifecycles, higher revenue volatility, and lower margins. In addition, program volumes can vary significantly period-to-period based on the strength in end-market demand or the timing of ramping new programs. End-user preferences for these products and services can change rapidly and these programs are shifted among EMS competitors. Our increased exposure to this end market may lead to greater volatility in our revenue and operating margin and could result in increased risk to our financial results.

Our server revenue as a percentage of total revenue for the third quarter of 2011 grew year-over-year from the third quarter of 2010, but decreased sequentially from the second quarter of 2011 primarily as a result of demand softness.  Revenue dollars from our industrial, aerospace and defense, healthcare and green technology end market increased 55% compared to the third quarter of 2010 and 26% compared to the second quarter of 2011. New customer wins and revenue from acquisitions have contributed to the increase in revenue in this end market.  The decrease in our telecommunications revenue as a percentage of total revenue from the second quarter of 2011 and the third quarter of 2010 reflects primarily lower volumes associated with weaker demand from some of our customers for the products we manufacture.

For the third quarter and first nine months of 2011, two customers and three customers, respectively, individually represented more than 10% of total revenue (one customer — third quarter and first nine months of 2010). Our largest customer, Research In Motion (RIM), is in our consumer end market and accounted for 18% of total revenue for the third quarter of 2011 (19% — second quarter of 2011; 18% — third quarter of 2010).  On an absolute basis, our revenue from RIM in the third quarter of 2011 was relatively flat compared to the second quarter of 2011. Whether any of our customers individually account for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for a customers’ product, seasonality of business, new program wins or losses, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended September 30
	2010	2011
Top 10 customers	71%	70%

We are dependent upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from our largest customers or any other customers will continue at the same historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant decrease in revenue from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our revenue and our results of operations.

We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We are also actively pursuing new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on increasing our investments in innovative supply chain solutions which include design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are also seeking acquisition opportunities to diversify our customer base and end-market exposure, enhance our capabilities, or add new technologies or capabilities to our offerings.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage production risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory.  Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or replacement business are more competitively priced than past programs.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Gross profit (in millions)	$107.9	$126.5	$321.5	$369.3
Gross margin	7.0%	6.9%	6.9%	6.8%

Gross profit for the third quarter of 2011 increased 17% from the same period in 2010 while revenue increased 18% from the same period in 2010. Gross profit increased 15% for the first nine months of 2011 from the same period in 2010 while revenue increased 17% from the same period in 2010.  Gross margin as a percentage of revenue decreased for the third quarter and first nine months of 2011 compared to the same periods in 2010 primarily due to changes in product mix as some of our new programs contributed lower gross profit than past programs, offset partially by operational improvements.

Multiple factors cause gross margin to fluctuate including, among other factors: volume and mix of products or services; higher revenue concentration in lower gross margin products and end markets; pricing pressure; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Selling, general and administrative expenses:

SG&A for the third quarter of 2011 decreased 5% to $61.9 million (3.4% of revenue) compared to $65.0 million (4.2% of revenue) for the same period in 2010. The decrease in SG&A was primarily due to lower foreign exchange losses.  SG&A for the third quarter of 2010 included $4.5 million of foreign exchange losses that we recorded under IFRS, as compared to GAAP, to reflect unfavorable changes in foreign exchange rates on the net pension liabilities we recorded on transitioning to IFRS.

SG&A for the first nine months of 2011 increased 6% to $194.9 million (3.6% of revenue) compared to $183.4 million (3.9% of revenue) for the same period in 2010.  The dollar increase in SG&A was to support the increased revenue for 2011 and also included a $4.8 million adjustment in stock-based compensation expense due to amendments to our long-term incentive plans which accelerated our recognition of the related compensation expense.

Research and development expenses:

In late 2010, we launched a new Joint Design and Manufacturing (JDM) strategy that focuses on developing design solutions.  During the third quarter and first nine months of 2011, we invested $3.9 million and $9.1 million, respectively, in research and development activities. This was primarily for engineering personnel costs to develop specific design building blocks that can be used as is, or customized to support our customers’ product roadmaps, in markets such as communications and information technology.  We did not incur any significant costs related to JDM during 2010.  We expect to continue to invest in research and development activities at the same or slightly higher levels in the near term.

Stock-based compensation:

We recorded the following stock-based compensation expense, included in cost of sales and SG&A, for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Stock-based compensation	$7.9	$8.0	$26.9	$34.5

We elected to cash-settle certain share unit awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our Senior Subordinated Notes (Notes) and our share buy-back program, respectively. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. We recorded a mark-to-market adjustment on these cash-settled awards of $2.7 million in the first quarter of 2011 (first quarter of 2010 — $2.2 million).

Our stock-based compensation expense for the third quarter of 2011 was comparable to the same quarter in 2010.  Stock-based compensation for the first nine months of 2011, as compared to the first nine months of 2010, included a $4.8 million adjustment due to plan amendments made in the first quarter of 2011. Changes to the retirement eligibility clauses in our long-term incentive plans resulted in the accelerated recognition of the related compensation expense.

Other charges:

Under GAAP, we recorded restructuring charges in the period that we finalized our detailed plans and could reasonably estimate the amount and timing of the actions.  Under IFRS, we defer the recognition of charges until the plans are implemented or announced to employees. Under GAAP, our restructuring charges for 2010 included $10.7 million for actions not yet announced at December 31, 2010 which we reversed under IFRS.  We have announced and recorded restructuring charges totaling $6.8 million during the first nine months of 2011 primarily for employee termination costs net of gains from the sale of vacated properties and surplus equipment (third quarter and first nine months of 2010 — $15.0 million and $28.9 million, respectively).  During the third quarter of 2011, we recorded a credit of $0.8 million to true up our employee termination liabilities. We expect to pay the outstanding employee termination costs by the end of 2011. We expect our long-term lease and other contractual obligations relating to restructuring to be paid out over the remaining lease terms through 2015. All cash outlays have been, and the balance will be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

Income taxes:

Income tax expense for the third quarter of 2011 was $8.0 million on earnings before tax of $58.2 million compared to an income tax expense of $1.0 million for the third quarter of 2010 on earnings before tax of $22.3 million. Income tax expense for the first nine months of 2011 was $18.7 million on earnings before tax of $144.6 million compared to income tax expense of $21.5 million on earnings before tax of $84.3 million for the first nine months of 2010.  Current income taxes for the third quarter and first nine months of 2011 consisted primarily of the tax expense in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties. Deferred income taxes for the third quarter and the first nine months of 2011 were comprised primarily of the deferred tax expense for increases to future taxable temporary differences in Canada. Current income taxes for the third quarter and first nine months of 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional taxes and penalties related to the Hong Kong tax audit (which was settled in the second quarter of 2011). Deferred income taxes for the third quarter and first nine months of 2010 were comprised primarily of deferred tax recoveries for losses in China and future deductible temporary differences in Canada.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2011 and 2019).  Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.5 million at current exchange rates). In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals.  We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 56.4 million Brazilian reais (approximately $30.4 million at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

In January 2010, we completed the acquisition of Scotland-based Invec. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. This acquisition enhanced our global after-market services offering by integrating Invec’s proprietary reverse logistics software throughout our network.

In August 2010, we completed the acquisition of Austrian-based Allied Panels, a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market. This acquisition enhanced our healthcare offering by expanding our capability in the healthcare diagnostics and imaging market, and broadening our healthcare global network to include a center of excellence in Europe.

The total purchase price for the 2010 acquisitions, excluding contingent consideration, was $18.3 million and was financed with cash in 2010. The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately $9.6 million at current exchange rates, of which $4.5 million was included in goodwill on the acquisition date), if specific pre-determined financial targets are achieved through fiscal year 2012. We continue to monitor this contingency each quarter.  Subsequent changes in the fair value of the contingent liability are recorded in our consolidated statement of operations.  The amount of goodwill and amortizable intangible assets recorded on the acquisition dates was $14.1 million (of which we expect the majority will not be tax deductible) and $16.1 million, respectively.  We also expensed $1.0 million of acquisition-related transaction costs during 2010.

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks. The operations, based in Portland, Oregon and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers.  We expect this acquisition to strengthen our industrial offering by providing our customers with additional capabilities in complex mechanical and systems integration services.  We financed this acquisition from cash on hand and $45.0 million from our revolving credit facility.  During the third quarter of 2011, we finalized the purchase price allocation, including the fair value of our customer intangible and other assets.  The purchase price included a $2.5 million working capital adjustment which we paid in August 2011. The final purchase price was $80.5 million, net of cash acquired.  The amount of goodwill arising from the acquisition was $33.8 million (of which we expect approximately one-third will be tax deductible) and the amount of amortizable intangible assets was $12.5 million. We have expensed a total of $0.6 million in acquisition-related transaction costs since the acquisition. These operations have not contributed significantly to our overall consolidated results of operations since the acquisition in late June 2011.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2010	2011
Cash and cash equivalents	$632.8	$586.1

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Cash provided by operating activities	$90.5	$124.4	$110.6	$99.5
Cash used in investing activities	(20.4)	(20.9)	(37.7)	(118.9)
Cash used in financing activities	(48.4)	(70.0)	(305.0)	(27.3)

Changes in non-cash working capital items (included with operating activities above):
A/R	$13.5	$46.7	$53.1	$179.7
Inventories	(81.2)	70.4	(81.4)	(57.1)
Other current assets	(5.5)	13.0	(4.0)	9.6
A/P and accrued liabilities	108.4	(87.3)	(34.8)	(236.3)
Working capital changes	$35.2	$42.8	$(67.1)	$(104.1)

Cash provided by operating activities:

We generated $124.4 million in cash from operations during the third quarter of 2011 compared to $90.5 million during the third quarter of 2010, driven primarily by the net earnings for the quarter, after adding back non-cash items such as depreciation and amortization expense, and the improvement in working capital performance this quarter.  Improved working capital performance was driven primarily by a decrease in inventory and A/R compared to the second quarter of 2011, offset partially by a reduction in A/P.  The decrease in A/P and accrued liabilities reflects a lower level of purchases offset partially by an increase in the amount of a customer deposit, from $83.0 million at June 30, 2011 to $100.0 million at September 30, 2011.  The improvement in A/R for the third quarter of 2011 reflects continued strong collections despite a $20.0 million reduction in the A/R we sold under our A/R sales program. At September 30, 2011, we had sold $100.0 million of A/R (June 30, 2011 — $120.0 million of A/R sold).

We generated $99.5 million in cash from operations during the first nine months of 2011 compared to $110.6 million during the same period in 2010. Net earnings for the nine month period, after adding back non-cash items such as depreciation and amortization expense, more than offset the $104.1 million increase in working capital requirements.  The higher working capital requirements were driven primarily by a $57.1 million increase in inventory (to support the ramping of new programs) and a $236.3 million decrease in A/P and accrued liabilities, offset partially by lower A/R.  The decrease in A/P and accrued liabilities reflects the payment for variable compensation and inventory purchases.  The decrease in A/R for the first nine months of 2011 reflects continued strong collections and an additional $40.0 million of A/R sold under our A/R sales program.  At September 30, 2011, we had sold $100.0 million of A/R (December 31, 2010 — $60.0 million of A/R sold).

Included in our cash and A/P balances at September 30, 2011 was a $100.0 million deposit we received from a customer which is repayable in November 2011 ($83.0 million deposit at June 30, 2011 which we repaid in August 2011; $75.0 million deposit at December 31, 2010 which we repaid in February 2011).

Cash used in investing activities:

Our capital expenditures of $19.0 million for the third quarter of 2011 ($47.5 million for the first nine months of 2011) were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

We acquired the semiconductor equipment contract manufacturing operations of Brooks in June 2011.  The initial purchase price of $78.0 million, net of cash acquired, was financed with cash on hand and $45.0 million from our revolving credit facility in June 2011.  In August 2011, we paid an additional $2.5 million in cash as a final working capital adjustment for a total purchase price of $80.5 million.  During the first and third quarters of 2010, we completed the acquisition of Invec and Allied Panels, respectively.

Cash used in financing activities:

In June 2011, we borrowed $45.0 million under our revolving credit facility to fund a portion of the purchase price of our semiconductor equipment contract manufacturing acquisition which we repaid in the third quarter of 2011.

During the third quarter of 2011, we paid $23.5 million (third quarter of 2010 — $11.1 million) for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of awards under our long-term incentive plans. We classify these shares for accounting purposes as treasury stock on our balance sheet until they are delivered to employees pursuant to the awards.  During the third quarter of 2010, we paid $37.3 million to repurchase subordinate voting shares in the open market for cancellation under our Normal Course Issuer Bid (NCIB).  We did not repurchase any subordinate voting shares for cancellation under the NCIB during the first nine months of 2011.

In March 2010, we paid $231.6 million to repurchase outstanding Senior Subordinated Notes (Notes) and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the Notes prior to maturity.  We redeemed all of our outstanding Notes prior to March 31, 2010.

Cash requirements:

We maintain a revolving credit facility and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our business strategies. Our working capital requirements vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and accounts receivable collections, and customer forecasting variations.  The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs.  Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R utilizing our A/R sales program. During the course of a quarter, we may borrow and repay amounts under these facilities.  The timing and the amounts we borrow or repay can vary significantly from month-to-month depending upon our cash requirements.  We may also negotiate the receipt of cash deposits from customers to fund short-term working capital requirements.

At times, our customers require us to carry inventory in excess of current production requirements.  Under these circumstances, we may negotiate cash deposits from our customers to cover such excess inventory.  These deposits are short term in nature and are generally repaid in 2 or 3 months.  We have received these deposits each quarter beginning December 31, 2010.  At September 30, 2011, the customer deposit was $100.0 million and is repayable in November 2011 (June 30, 2011 — $83.0 million; December 31, 2010 — $75.0 million).  The amount and timing of each deposit is negotiated between our customer and us, and there can be no assurance that we will be successful in negotiating future deposits.  We expect the dollar amount of these deposits to decline going forward. If we do not obtain future deposits, our cash flow and financial results could be negatively impacted until the excess material is used in the manufacturing process or shipped to the customer.

We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital and planned capital spending for the next 12 months. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of our securities would be subject to market conditions at the time of issuance.  We had $586.1 million in cash and cash equivalents at September 30, 2011, after repaying the $45.0 million we borrowed under our revolving credit facility in June 2011.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2011 to be approximately 1.0% to 1.3% of revenue, and expect to fund this from cash on hand.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of the awards under our long-term incentive plans. During the third quarter and first nine months of 2011, we paid $23.5 million and $32.8 million, respectively (full year 2010 — $26.2 million), for the trustee to purchase subordinate voting shares in the open market. We expect to continue to make these payments for the purchase of subordinate voting shares in the open market to meet our on-going obligations to equity-settle awards as they vest in future periods.

Our NCIB to repurchase up to 18.0 million subordinate voting shares on the open market expired August 2, 2011.  We repurchased for cancellation a total of 16.1 million subordinate voting shares for $140.6 million, including transaction fees, at a weighted average price of $8.75 per share during the course of the NCIB which commenced in August 2010.  We did not repurchase any subordinate voting shares for cancellation under the NCIB during the first nine months of 2011.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but are not appealing the dismissal of its claims against one of our directors and Onex Corporation. The briefing process on the appeal has been completed but the Court of Appeals has not yet heard argument on the appeal. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court. We believe that the allegations in the claims and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claims and the appeal. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations which include a sales office, a repair service center and a manufacturing facility. Operations at our facility in Miyagi, Japan, which generated less than 5% of our total annual revenue in 2010, were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter of 2011 and has continued generally without interruption since then.  We have filed an insurance claim which exceeds the carrying value of the damaged assets. Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.  There can be no assurance that we will receive from our insurers the full amount of our claim.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and share capital. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions.

At September 30, 2011, we had cash and cash equivalents of $586.1 million, comprised of cash (approximately 40%) and cash equivalents (approximately 60%). Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at September 30, 2011 a Standard and Poor’s rating of A-1 or above.  Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of accounts receivable collections, inventory purchases and payments, and other capital uses.

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions as our previous facility and increased the size of the facility to $400.0 million, with a maturity of January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change in control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. During the third quarter of 2011, we repaid the $45.0 million we borrowed in June 2011 under this facility.  We were in compliance with all covenants at September 30, 2011. At September 30, 2011, we had $41.0 million of letters of credit outstanding, including $26.7 million that were issued under our credit facility.

We also have access to $70.0 million in intraday and overnight bank overdraft facilities, which were undrawn at September 30, 2011 (undrawn at June 30, 2011 and December 31, 2010).

We can sell up to $250.0 million in A/R (subject to pre-determined limits by customer) under a committed A/R sales program. This A/R facility is with a third-party bank which had at September 30, 2011 a Standard and Poor’s rating of A-1 and expires in November 2012. At September 30, 2011, we had sold $100.0 million of A/R under this program (June 30, 2011 — $120.0 million of A/R sold; December 31, 2010 — $60.0 million of A/R sold).

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

We redeemed all of our outstanding Notes prior to March 31, 2010. We have also cancelled approximately 8% of our outstanding subordinate voting shares since the NCIB was filed in July 2010.

Standard and Poor’s provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. At September 30, 2011, our Standard and Poor’s corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed since the end of 2010. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that hold primarily U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

At September 30, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$391.2	$1.00	15	$(11.5)
Thai baht	141.9	0.03	15	(3.6)
Malaysian ringgit	84.5	0.32	15	(2.9)
Mexican peso	53.5	0.08	12	(3.5)
Euro	21.8	1.37	3	—
Chinese renminbi	33.4	0.16	12	(0.1)
Singapore dollar	20.9	0.80	12	(0.6)
Romanian lei	11.3	0.33	12	(0.8)
Czech koruna	12.9	0.06	4	(0.4)
Other	27.2	—	4	0.2
Total	$798.6			$(23.2)

These contracts generally extend for periods of up to 15 months and expire by the end of the fourth quarter of 2012.  The fair value of these contracts at September 30, 2011 was a net unrealized loss of $23.2 million (December 31, 2010 — net unrealized gain of $13.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of financial risks associated with financial instruments.  Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. Our borrowings under this facility expose us to interest rate risks due to fluctuations in the LIBOR rate.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at September 30, 2011 a Standard and Poor’s rating of A or above. The financial institution with which we have an A/R sales program had a Standard and Poor’s rating of A-1 at September 30, 2011. At September 30, 2011, we had sold $100.0 million of A/R under this program. We believe our credit risk of counterparty non-performance is low.

We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. At September 30, 2011, less than 1% of our gross A/R are over 90 days past due and our allowance for doubtful accounts balance was $5.7 million.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to support our financial obligations.

Outstanding Share Data

As of October 14, 2011, we had 197.5 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 8.9 million outstanding stock options, 4.8 million outstanding RSUs and 7.5 million outstanding PSUs, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the third quarter of 2011, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2010. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights(i) (in millions, except per share amounts):

	2009	2010				2011
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,664.4	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$1,800.1	$1,829.4	$1,830.1
Gross profit %	6.6%	6.9%	6.8%	7.0%	6.5%	6.5%	6.9%	6.9%
Net earnings	$31.1	$28.5	$13.0	$21.3	$38.4	$30.0	$45.7	$50.2
# of basic shares	229.7	229.9	230.3	229.6	221.4	215.4	216.6	216.6
# of diluted shares	232.0	232.8	232.8	231.5	223.5	219.2	220.0	219.5
Net earnings per share:
basic	$0.14	$0.12	$0.06	$0.09	$0.17	$0.14	$0.21	$0.23
diluted	$0.13	$0.12	$0.06	$0.09	$0.17	$0.14	$0.21	$0.23

(i)                                     We have restated our 2010 comparative data in accordance with IFRS.  We are not required to apply IFRS to periods prior to 2010.  Our 2009 comparative data was prepared in accordance with GAAP.

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2009 and 2010 include the results of our annual impairment testing of goodwill and long-lived assets; and all quarters of 2009, 2010 and 2011 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

Third quarter 2011 compared to second quarter 2011:

Revenue for each of the second and third quarters of 2011 was $1.8 billion.  Although revenue was flat quarter-to-quarter, revenue from our industrial, aerospace and defense, healthcare and green technology markets increased 26% sequentially due principally to new program wins and acquisitions. Lower revenue from our telecommunications, storage and server end markets reflected lower volumes associated with weaker demand for the products we manufacture. Revenue from our consumer and enterprise communications markets improved slightly from the second quarter of 2011. Gross margin of 6.9% for the third quarter of 2011 was consistent with the second quarter of 2011. Net earnings for the third quarter of 2011 reflect the slightly lower stock-based compensation and restructuring charges, compared to the second quarter of 2011.

Third quarter 2011 actual compared to guidance:

On July 22, 2011, we provided the following guidance for the third quarter of 2011:

	Q3 2011
	Guidance	Actual
Revenue (in billions)	$1.725 to $1.875	$1.83
Adjusted net earnings per share (diluted)	$0.23 to $0.29	$0.26

For the third quarter of 2011, revenue and adjusted net earnings per share were within our published guidance.

Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with our competitors. A reconciliation of adjusted net earnings to IFRS net earnings is set forth below.

IFRS net earnings per share for the third quarter of 2011 was $0.23 on a diluted basis. IFRS net earnings for the third quarter included an aggregate $0.04 per share (diluted) pre-tax charge for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This pre-tax charge was slightly below the range we provided on July 22, 2011 of between $0.05 and $0.07 per share (diluted).

Non-IFRS measures:

Management uses adjusted net earnings and other non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business and (iv) set management incentive targets.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges and expenses excluded from the non-IFRS measures are nonetheless charges that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.  Our transition from GAAP to IFRS did not significantly impact the calculation of these measures.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities, reductions in infrastructure, and acquisition-related transaction costs, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value. These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended				Nine months ended
	September 30				September 30
	2010		2011		2010		2011
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue

Revenue	$1,546.5		$1,830.1		$4,650.0		$5,459.6

IFRS gross profit	$107.9	7.0%	$126.5	6.9%	$321.5	6.9%	$369.3	6.8%
Stock-based compensation	3.3		3.7		10.8		11.7
Non-IFRS gross profit	$111.2	7.2%	$130.2	7.1%	$332.3	7.1%	$381.0	7.0%

IFRS SG&A	$65.0	4.2%	$61.9	3.4%	$183.4	3.9%	$194.9	3.6%
Stock-based compensation	(4.6)		(4.3)		(16.1)		(22.8)
Non-IFRS SG&A	$60.4	3.9%	$57.6	3.1%	$167.3	3.6%	$172.1	3.2%

IFRS earnings before income taxes	$22.3	1.4%	$58.2	3.2%	$84.3	1.8%	$144.6	2.6%
Net finance costs	1.2		1.6		6.2		4.3
Stock-based compensation	7.9		8.0		26.9		34.5
Amortization of intangible assets (excluding computer software)	1.5		1.8		4.1		5.4

Restructuring and other charges (recoveries)	15.5		(2.6)		27.4		5.5
Losses related to the repurchase of shares or debt	—		—		8.8		—
Non-IFRS operating earnings (EBIAT) (1)	$48.4	3.1%	$67.0	3.7%	$157.7	3.4%	$194.3	3.6%

IFRS net earnings	$21.3	1.4%	$50.2	2.7%	$62.8	1.4%	$125.9	2.3%
Stock-based compensation	7.9		8.0		26.9		34.5
Amortization of intangible assets (excluding computer software)	1.5		1.8		4.1		5.4

Restructuring and other charges (recoveries)	15.5		(2.6)		27.4		5.5
Losses related to the repurchase of shares or debt	—		—		8.8		—
Adjustments for taxes	(3.7)		—		6.4		(0.5)
Non-IFRS adjusted net earnings	$42.5	2.7%	$57.4	3.1%	$136.4	2.9%	$170.8	3.1%

Diluted EPS
Weighted average # of shares (in millions) - IFRS	231.5		219.5		232.4		219.4
IFRS earnings per share	$0.09		$0.23		$0.27		$0.57
Weighted average # of shares (in millions) - Non-IFRS	231.5		219.5		232.4		219.4
Non-IFRS adjusted net earnings per share	$0.18		$0.26		$0.59		$0.78

IFRS cash provided by operations	$90.5		$124.4		$110.6		$99.5
Purchase of property, plant and equipment, net of sales proceeds	(9.0)		(18.4)		(21.5)		(38.4)
Finance costs paid	(0.8)		(1.5)		(13.7)		(6.0)
Non-IFRS free cash flow (2)	$80.7		$104.5		$75.4		$55.1

ROIC % (3)	23.1%		26.4%		25.6%		27.3%

(1)                                  EBIAT is defined as earnings before interest, amortization and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt and impairment charges.

(2)                                  Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(3)                                  Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2010	2011	2010	2011

Non-IFRS operating earnings (EBIAT)	$48.4	$67.0	$157.7	$194.3
Multiplier	4	4	1.333	1.333
Annualized EBIAT	$193.6	$268.0	$210.3	$259.1

Average net invested capital for the period	$837.0	$1,015.4	$821.4	$947.4

ROIC %	23.1%	26.4%	25.6%	27.3%

	December 31	March 31	June 30	September 30
	2010	2011	2011	2011

Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8
Less: cash	632.8	584.0	552.6	586.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6
Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1

	December 31	March 31	June 30	September 30
	2009	2010	2010	2010
Net invested capital consists of:
Total assets	$3,021.8	$2,808.6	$2,697.3	$2,831.2
Less: cash	937.7	712.2	683.9	705.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,298.3	1,270.8	1,168.4	1,296.5
Net invested capital by quarter	$785.8	$825.6	$845.0	$829.1

Fourth quarter 2011 guidance:

For the fourth quarter of 2011, revenue is expected to be in the range of $1.70 billion to $1.85 billion.

We expect adjusted net earnings per share for the fourth quarter of 2011 to range from $0.23 to $0.29 per share (diluted). We expect a negative $0.04 to $0.07 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Our guidance for the fourth quarter of 2011 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above. Our guidance for the fourth quarter of 2011 is given for the purpose of providing information about management’s current expectations and plans relating to the fourth quarter of 2011. Readers are cautioned that such information may not be appropriate for other purposes.